                                         ---------------------------------------
                                                        OMB APPROVAL
                                         ---------------------------------------
                                         OMB NUMBER:                  3235-0058
                                         EXPIRES:                MARCH 31, 2006
                                         ESTIMATED AVERAGE BURDEN
                                         HOURS PER RESPONSE             2.50
                                         ---------------------------------------
                                                     SEC FILE NUMBER
                                         ---------------------------------------
                                                      CUSIP NUMBER
                                         ---------------------------------------


                       SECURITIES AND EXCHANGE COMMISSION
                              WASHINGTON, DC 20549

                                   FORM 12B-25

                           NOTIFICATION OF LATE FILING



          | | Form 10-K | | Form 10-KSB | | Form 20-F | | Form 11-K | |
            Form 10-Q |X | Form 10-QSB | | Form N-SAR | | Form N-CSR

For the period ended: JUNE 30, 2005

|  | Transition Report on Form 10-K
|  | Transition Report on Form 10-KSB
|  | Transition Report on Form 20-F
|  | Transition Report on Form 11-K
|  | Transition Report on Form 10-Q
|  | Transition Report on Form 10-QSB
|  | Transition Report on Form N-SAR

For the transition period ended:
________________________________________________________________________________
  Read Instruction (on back page) Before Preparing Form. Please Print or Type.


Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.
________________________________________________________________________________
If the notification relates to a portion of the filing checked above, identify the Item(s) to which notification relates:

--------------------------------------------------------------------------------
PART I-REGISTRANT INFORMATION
--------------------------------------------------------------------------------
  Full Name of Registrant:                      PacificHealth Laboratories, Inc.
                                                --------------------------------
  Former Name if Applicable:                    N/A
                                                ---
  Address of Principal Executive Office         100 Matawan Road, Suite 420,
  (Street and Number):                          ----------------------------

  City, State and Zip Code:                     Matawan, New Jersey 07747-3913
                                                ------------------------------


--------------------------------------------------------------------------------

PART II-RULES 12B-25(B) AND (C)
--------------------------------------------------------------------------------
If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate.)

       (a) The reasons described in detail in Part III of this form could not be eliminated without unreasonable effort or expense;

|X| (b) The subject annual report, semi-annual report, transition report on Forms 10-K, 10-KSB, 20-F, 11-K or Form N-SAR, or portion thereof, will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q or 10-QSB, or portion thereof, will be filed on or before the fifth calendar day following the prescribed due date; and

       (c) The accountant's statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.

--------------------------------------------------------------------------------
PART III-NARRATIVE
--------------------------------------------------------------------------------
State below in reasonable detail the reasons why Forms 10-K, 10-KSB, 20-F, 11-K, 10-Q, 10-QSB, N-SAR or the transition report, or portion thereof, could not be filed within the prescribed time period.

The Company is currently transitioning to a new auditor, and this transition had increased the time required to complete the auditor's review beyond the time originally anticipated.
--------------------------------------------------------------------------------
PART IV-OTHER INFORMATION
--------------------------------------------------------------------------------
     (1) Name and telephone number of person to contact in regard to this notification:

          Stephen P. Kuchen                 732                 739-2900
          -----------------                 ---                 --------
               (Name)                    (Area Code)        (Telephone Number)


     (2) Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed?

                                                        |X|   Yes   |  |   No
If the answer is no, identify report(s).



     (3) Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof?

                                                        | X |   Yes   |  |   No

If so, attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

                        PACIFICHEALTH LABORATORIES, INC.
                        --------------------------------
________________________________________________________________________________
                  (Name of Registrant as Specified in Charter)

has caused this notification to be signed on its behalf by the undersigned hereunto duly authorized.

Date: August 15,  2005                              By:  /s/ Stephen P. Kuchen
      ----------------                                   ---------------------
                                                         Chief Financial Officer


INSTRUCTION: The form may be signed by an executive officer of the registrant or by any other duly authorized representative. The name and title of the person signing the form shall be typed or printed beneath the signature. If the statement is signed on behalf of the registrant by an authorized representative (other than an executive officer), evidence of the representative's authority to sign on behalf of the registrant shall be filed with the form.
________________________________________________________________________________
                                    ATTENTION

Intentional misstatements or omissions of fact constitute Federal Criminal Violations (See 18 U.S.C. 1001).
________________________________________________________________________________

                        PACIFICHEALTH LABORATORIES, INC.

                            ATTACHMENT TO FORM 12B-25

            Part (IV)(3) Anticipated Changes in Results of Operations
            ---------------------------------------------------------

The Company expects a net loss of ($407,350), or ($0.04) per share, for the quarter ended June 30, 2005 compared to a net loss of ($290,115), or ($0.03) per share, for the quarter ended June 30, 2004. The Company expects a net loss of ($1,128,696), or ($0.11) per share, for the six-month period ended June 30, 2005, compared to a net loss of ($282,338), or ($0.03) per share, for the six-month period ended June 30, 2004. The increased net loss for the three- and six- month periods ended June 30, 2005 as compared to the same periods in 2004 is due primarily to decreased revenues as detailed below.